Exhibit H

                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

__, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Western Resources, Inc.

     Western Resources, Inc. ("WRI") is a public utility holding company exempt from all provisions of the Public Utility Holding Company Act of 1935 ("Act") except Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2 of the Act. WRI, through its KPL1 division, is engaged in the production, purchase, transmission, distribution and sale of electric energy in the State of Kansas. WRI's assets include security company holdings through its ownership of Protection One, Inc. ("Protection One"), which has more than 1.3 million security customers in North America. Its utility operations, conducted through KPL and WRI's subsidiary, Kansas Gas and Electric Company ("KGE"), provide electric service to approximately 636,000 customers in 432 communities in the State of Kansas. KGE owns a 47% interest in Wolf Creek Nuclear Operating Corporation which operates the Wolf Creek Generating Station on behalf of its owners. Through its ownership interest in ONEOK Inc., ("ONEOK") an Oklahoma corporation, WRI has an approximately 45% economic interest in the eighth largest natural gas distribution company in the nation, serving more than 1.4 million customers.

     Westar Generating, Inc. ("Westar Generating"), a wholly owned subsidiary of WRI, is a Kansas corporation that holds an undivided 40% ownership interest in a 2X1 F class combined cycle generation facility ("State Line") that is under construction at The Empire District Electric Company State Line station near Joplin, Missouri. The Empire District Electric Company holds the remaining interest and operates the facility pursuant to the Agreement for the Construction, Ownership and Operation of State Line Combined Cycle Generating Facility. Westar Generating and Empire hold their interests as tenants in common.

     WRI is seeking authority to retain its 40% indirect interest in State Line when the plant resumes commercial operation. Because State Line is not presently operating commercially,

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1    "KPL" is the trade name for WRI's electric business.



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Westar Generating is not an "electric  utility" as defined by Section 2(a)(3) of the Act. However, upon State Line's resumption of commercial operations, Westar Generating will become an electric utility. WRI will qualify as an affiliate of Westar Generating under the Act, and WRI is already an affiliate of KGE and ONEOK.



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